Exhibit 99.1

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of March 25, 2009

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2009 and 2008, the annual consolidated financial statements for the year ended April 30, 2008 and 2007 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is a non-conventional oil company with emphasis on North American heavy oil projects.  MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 146,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky, Montana, and Texas. MegaWest is incorporated in Alberta and its shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”) under the symbol “MGWSF”.

MegaWest had working capital of $2,545,652 at January 31, 2009.  Due to significantly reduced oil prices, the Company suspended operations at its two Missouri heavy oil projects in December 2008.  The Company is now able to negotiate much lower gas supply prices for the projects and, depending on oil and fuel gas prices and availability of sufficient capital, is evaluating the re-start of one of the Missouri projects in the third quarter of calendar 2009.  In addition, the Company is evaluating alternatives related to the Kentucky project, which include attracting a joint venture partner and re-negotiating its work commitment.  The Company is continuing to implement reductions to its administrative and operating costs.  Additional capital will be required in the future to fund its operating, capital and administrative costs.  Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

In January 2009, the Company has reduced overall staffing by 71% and corresponding salaries by 63%.  The Company has retained only a core staff of personnel to ensure continuity and the capacity to restart the projects in Missouri which were shut-in during December 2008.

While the outcome of these matters cannot be predicted with certainty at this time, the Company’s interim financial statements for the period ended January 31, 2009 as well as the Management Discussion and Analysis report as of March 25th, 2009 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is uncertainty about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

RESULTS OF OPERATIONS

Operational and Project Review

Missouri

The Missouri lease holdings now include a 100 percent interest in 33,467 gross unproved acres of land, an increase of over 20,000 acres in the quarter.  MegaWest has, to date, built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek), drilled 51 exploration/delineation wells with an 86% success rate and completed 148 development wells with a 100% success rate.

Phase I of the Marmaton River steam drive project includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres.  First oil sales from the project occurred in August 2008.  During the first three quarters of fiscal 2009 the Company sold 7,549 barrels of oil, which resulted in total sales, net of royalties of $375,356 and was recorded as a reduction in the cost of the project.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Due to current economic conditions, specifically low oil prices and significantly reduced equity and capital markets, the Company has suspended steaming operations at both the Marmaton River and Grassy Creek projects in December 2008.  MegaWest is in the process of seeking an alternate natural gas supply to reduce field operating costs.  Depending on oil and fuel gas prices and the availability of sufficient capital, MegaWest is evaluating the re-commencement of operations at one of the Missouri projects in the third quarter of calendar 2009.

Prior to operations being suspended, the Marmaton River project was producing approximately 100 barrels of oil per day, which exceeds the numerical simulation prediction for that point in time.  The simulation predicts that the field will achieve over 300 barrels of oil per day from the initial 40 producing wells and rates can be increased by bringing the additional drilled acreage into production.  During the third quarter the wells for the second production phase, consisting of 10 injection wells and 24 production wells on approximately 10 additional adjacent acres, were drilled and are awaiting tie-in.  The Marmaton Phase II wells will be tied-in and put into production concurrent with the restart of production operations.

The Grassy Creek steam drive project was completed on budget and on schedule in the quarter.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 19 acres.  Since Grassy Creek commenced steam injection in late October, it was not yet producing significant quantities of oil when steaming operations were suspended.  Early steam injection results indicate that this portion of the reservoir may respond more effectively to steam drive than Marmaton.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life. Additional drilling phases on each of these projects will be necessary to maintain target production rates. It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

The Company has not recorded an impairment charge on its Missouri costs at January 31, 2009 since these projects are the Company’s near term primary focus and management believes these projects are commercial at expected future oil prices.

Kansas

At January 31, 2009 the Company recorded an impairment charge against its costs on the Kansas unproven property of $3,108,403.  The remaining costs of $100,000 represent the estimated salvage value of the equipment.  The impairment was recorded as the Company has no near term plans to invest significant funds in the Kansas project because of the current low oil price, the expected lack of capital available for the project and the cost of retrofitting the existing plant and converting to a natural gas fuel source.  The Company is obligated to pay a 25% net revenue interest up to a maximum total of US$750,000 of net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its cumulative capital and operating costs, and will be paid quarterly.  As at January 31, 2009, no net revenue interest has been earned.

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 gross acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property. While the Chetopa project was in operation, 11,500 barrels of oil were sold that resulted in $803,195 of oil sales, net of royalties, included in the Kansas cost pool.  The Company has drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued
Kentucky

The Kentucky lease holdings include a 62.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and an additional 37.5 percent working interest in the deep rights on 34,000 gross unproved acres in Kentucky.  The Company holds a 34.75 percent working interest in all rights under an additional 4,300 gross unproved acres in Kentucky.

During the nine months ended January 31, 2009 the Company recorded an impairment charge against its costs on the Kentucky unproven property of $20,503,054.  The impairment was recorded because of the current low oil price and the expected lack of capital available for such a project in the near term.  The remaining costs represent the Company’s estimate of the fair market value of the leases and amounts invested to date on the demonstration project.

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest does not complete this work program or re-negotiate the obligation, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To January 31, 2009, MegaWest has spent $4.8 million towards this commitment. The Company is currently evaluating its alternatives related to the Kentucky project, which include attracting a joint venture partner and re-negotiating its agreement.  There can be no assurance that the Company will be successful in its attempts to find an economic alternative and further impairment charges may be recorded in the future.

MegaWest has drilled eight exploration wells at various strategic locations on the Kentucky land in fiscal 2008.  The result of this drilling program was confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding oil prices and the availability of project funding.

The New Albany Shale underlies a large portion of the Company’s acreage position in Kentucky. 4,300 acres of the Company’s leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75% working interest. In September, two wells were drilled and logged it is expected that the operator will proceed with plans to fracture and rate test these wells in 2009.

Montana

The Montana lease holdings include 43,700 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partners through the first U.S.$2.5 million of work.  The Devils Basin prospect was acquired on July 31, 2008 for $105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well.  Upon completion of the first well, MegaWest will own a 75 percent working interest in the 4,933 acre prospect. MegaWest currently owns 100 percent interest in 800 gross unproved acres at Devils Basin, subject to certain provisions of its area of mutual interest agreement with its working interest partners.

During the nine months ended January 31, 2009, the Company recorded an impairment charge of $9,928,428 to the Montana capital costs.  The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases held plus amounts for the recently acquired 2D trade seismic on the Devils Basin leases.  The impairment was recorded as the Company has no plans in the near term to continue exploration on the Montana lands given the current low oil price and the expected lack of capital available for such a project.  The Company is now developing strategic alternatives related to these prospects, including farmout of the indentified drilling opportunities.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Acquisition of new 2D seismic over the Teton and Loma prospects has been completed and processed during the quarter. Interpretation of this seismic is ongoing, however the results to date did not validate the Company’s geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

Texas

As of January 31, 2009, the Company’s interest in the project consists of approximately 34,000 gross unproved acres in Edwards County, Texas.  Pursuant to a farm-in agreement the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total are 20,600 acres in which the Company has already earned a 50 percent working interest and 13,363 acres in which the Company has already earned a 25 percent working interest.

During the year ended April 30, 2008 the Company wrote-off $5,891,223 of the Texas cost pool.  Subsequently, the Company has continued to write-off any additional costs incurred on the Texas project.  As a result, the Company recorded $345,606 of impairment on the Texas costs during the nine month period ended January 31, 2009.  The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases.  The Company is continuing to undertake a review of strategic alternatives related to this project.

Other

During the second quarter of fiscal 2009 the Company acquired an additional four used steam generators.  At January 31, 2009 the Company has seven steam generators to be used at future project locations.

Outlook

The current financial markets, coupled with low oil prices, have required the Company to re-evaluate spending in all areas.  As a result, the Company is taking steps to significantly reduce its general and administrative expenses, steaming operations at both the Marmaton River and Grassy Creek projects have been suspended pending higher oil prices and capital spending for 2009 has been significantly reduced.

The Company is currently re-negotiating the leasing term on its Calgary office with the building management and at the same time has engaged a leasing agent with the intention of subletting a part of the office space.

MegaWest’s near-term focus is to demonstrate commercial heavy oil production in Missouri.  The Company is also in negotiations with a number of technology companies with the intended outcome being access to a technology or technologies that will reduce energy costs, improve response time and improve the overall economics of recovery of the Company’s resource.  One or more of these solutions may also provide access to capital in return for a farmout of a portion of the resource.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Financial Review

Three months Ended January 31, 2009

MegaWest reported a net loss of $3,497,651, ($0.03) per share basic and diluted, for the three months ended January 31, 2009, compared with a net loss of $4,481,422, ($0.06) per share, for the comparable 2008 period.  The loss for the 2009 period was mainly attributable to additional write-down of oil and gas assets of $2,507,880 (2008 - $nil), general and administrative expenses of $944,161 (2008 - $1,303,371), and foreign exchange loss of $39,239 (2008 – gain of $535,544).  The three months ended January 31, 2008 also included financing cost of $2,466,000 and loss on marketable securities of $1,328,535.

The Company had interest income of $29,589 for the three months ended January 31, 2009 compared with $140,325 for the comparable period.  The decrease in interest income for the 2009 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the three months ended January 31, 2009 totaled $944,161 net of $398,544 capitalized to oil and gas assets and capitalized stock-based compensation of $161,551.  During the three months ended January 31, 2008, the Company incurred general and administrative expenses of $1,303,371, net of $251,350 capitalized to oil and gas assets and capitalized stock-based compensation of $89,172.

General and administrative expenses are detailed in the table below.

MegaWest Energy Corp
General and Administrative Expenses

	Three months ended January 31		Nine months ended January 31
	2009	2008	2009	2008
Stock-based compensation:
Stock options	$168,470	$257,280	$679,400	$976,560
Shares issued for services	16,089	123,900	254,614	394,900
Less: capitalized portion	(161,551)	(89,172)	(349,077)	(272,079)
	23,008	292,008	584,937	1,099,381

Salaries and benefits	797,530	634,562	2,596,212	1,880,665
Professional fees	63,313	137,046	517,183	555,456
Investor relations	33,585	207,565	148,748	509,016
Office and operations	348,824	250,679	1,002,891	592,419
Information technology	76,446	32,861	189,014	105,382
Less: capitalized portion	(398,544)	(251,350)	(1,146,794)	(791,771)
	921,153	1,011,363	3,307,253	2,851,167

	$944,161	$1,303,371	$3,892,190	$3,950,548

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Stock–based compensation expense of $23,008 (2008 - $292,008), net of the capitalized portion, was recorded for the three months ended January 31, 2009.  Stock-based compensation expense was attributable to the cost associated with granting stock options to new employees and consultants.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option grants and a lower fair value per share for each option granted as well as options forfeited for employees, that are no longer with the Company.

Salary and benefit costs of $797,530 (2007 - $634,562) was recorded during the three months ended January 31, 2009.  Even though the Company has reduced overall staffing by 71% in January 2009 compared to last quarter, salaries and benefits are higher than in 2008 due to the overall high staffing level in November and December 2008 and severances paid in January 2009.  The recent staff reduction has resulted in a corresponding 63% decrease in salaries compared to the second quarter of fiscal 2009.

Professional fees totaled $63,313 (2008 - $137,046) and consist of legal, audit, accounting and tax advisory fees.  The costs in the quarter include to ongoing legal fees and costs associated with preparing the annual corporate income tax returns for the Company’s US subsidiaries.  Overall decrease in operating activities resulted in reduced professional fees in 2009 compared to 2008.

Investor relation expenses of $33,585 (2008 - $207,565) for the three months ended January 31, 2009 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged in the quarter.

Office and operations costs during the three months ended January 31, 2009 totaled $348,824 (2008 - $250,679) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The increase in cost over 2008 is primarily due to larger office space in Calgary and the opening of a field office in Missouri.  The Company is currently re-negotiating the leasing term on its Calgary office with the building management and at the same time has engaged a leasing agent with the intention of subletting a part of the office space.  The Missouri office has been closed in the third quarter of fiscal 2009.

Information technology costs during the three months ended January 31, 2009 totaled $76,446 (2008 - $32,861) and mainly consists of part-time IT consulting, software license and maintenance fees.  An increase in information technology costs in 2009 is primarily due to the increased number of software licenses and maintenance costs.

Nine Months Ended January 31, 2009

MegaWest reported a net loss of $35,935,648, ($0.28) per share basic and diluted, for the nine months ended January 31, 2009, compared with a net loss of $9,090,068, ($0.12) per share, for the comparable 2008 period.  The loss for the 2009 period was mainly attributable to the additional impairment on oil and gas assets of $33,885,491 (2008 - $nil) as discussed above in the operational review, administrative expenses of $3,892,190 (2008 - $3,950,548), offset by a foreign exchange gain of $1,816,537 (2008 – loss of $1,817,125).

The Company had interest income of $151,772 for the nine months ended January 31, 2009 compared with $670,893 for the comparable period.  The decrease in interest income for the 2009 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the nine months ended January 31, 2009, totaled $3,892,190 net of $1,146,794 capitalized to oil and gas assets and capitalized stock-based compensation of $349,077.  During the nine months ended January 31, 2008, the Company incurred general and administrative expenses of $3,950,548, net of $791,771 capitalized to oil and gas assets and capitalized stock-based compensation of $272,079.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

RESULTS OF OPERATIONS - continued

Stock–based compensation expense of $584,937 (2008 - $1,099,381) was recorded for the nine months ended January 31, 2009.  Stock-based compensation expense is comprised of $679,400 (2008 - $976,560) attributable to the cost associated with granting stock options to new employees and consultants and $254,614 (2008 – $394,900) attributable to the cost associated with issuing shares for consulting services.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option grants and a lower fair value per share for each option granted as well as options forfeited for employees, that are no longer with the Company.

Salary and benefit costs of $2,596,212 (2008 - $1,880,665) were recorded during the nine months ended January 31, 2009.  Despite the staff reduction by 71% in January 2009, salary costs are higher compared to last year due to overall high staffing level in November and December 2008 and severance payments made in January 2009.  Salaries and benefits expenses are expected to reduce by 63% starting February 2009.

Professional fees totaled $517,183 (2008 - $555,456) and consist of legal, audit, accounting and tax advisory fees. The costs to date relate to the fiscal 2008 year end filings including one-time costs associated with preparing for, and completing the internal control over financial reporting attestation requirements of the U.S. Securities and Exchange Commission and corporate income tax returns filed for the US subsidiaries.

Investor relation expenses of $148,748 (2008 - $509,016) for the nine months ended January 31, 2009 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged during the last nine months.

Office and operations costs during the nine months ended January 31, 2009 totaled $1,002,891 (2008 - $592,419) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The increase in cost over 2008 is primarily due to larger office space in Calgary and the opening of a field office in Missouri.  The Company is currently re-negotiating the leasing term on its Calgary office with the building management and at the same time has engaged a leasing agent with the intention of subletting a part of the office space.  The Missouri office has been closed in the third quarter of fiscal 2009.

Information technology costs during the nine months ended January 31, 2009 totaled $189,014 (2008 – $105,382) and mainly consists of costs incurred during the first quarter on the implementation of a new accounting system as well as license and maintenance fees.  An increase in information technology costs in 2009 is primarily due to the new accounting system implemented during the first quarter of fiscal 2009 as well as increased number of software licenses and maintenance costs

The foreign exchange gain for the nine months ended January 31, 2009 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency, while the U.S. dollar strengthened against the Canadian dollar during the nine months ended January 31, 2009.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

SUMMARY OF QUARTERLY RESULTS

	2009			2008				2007
(000’s except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest income	$30	$59	$63	$42	$140	$240	$291	$263
Net Loss	(3,498)	(31,324)	(1,114)	(8,813)	(4,481)	(2,231)	(2,378)	(3,560)
Net Loss per share	(0.03)	(0.24)	(0.01)	(0.11)	(0.06)	(0.03)	(0.03)	(0.08)
Total assets	$28,886	$33,851	$63,015	$48,555	$55,674	$57,167	$49,584	$52,533

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS - continued

In Q3 of 2009, the Company recorded an additional impairment charge of $2,450,000 to the Kentucky, $38,545 to the Kansas and $19,335 to the Texas oil and gas cost pools.

In Q2 of 2009 the Company recorded an impairment charge of $31,377,611.  Total impairment recorded on the Company’s oil and gas assets during nine months ended January 31, 2009 amounted to $31,435,491.

In Q4 of calendar 2008, the Company recorded an impairment charge on the Texas oil and gas asset cost pool of $5,891,223 and wrote off its equity investment in its Texas joint venture project.

The increased net loss in Q3 of 2008 is mainly attributable to financing cost due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

MegaWest’s projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not yet been attained.

MegaWest had working capital of $2,545,652 at January 31, 2009.  Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects in December, 2008.  The Company has also suspended all capital projects and put a hold on all discretionary spending.  The Company is negotiating to reduce the gas supply cost for the projects and, depending on oil prices and the availability of capital, is evaluating the re-start of one of the Missouri projects later in 2009.  In addition, the Company is evaluating alternatives related to the Kentucky project which include attracting a joint venture partner and re-negotiating its work commitment.

The Company is currently implementing reductions to its administrative and operating costs.  In January 2009 the Company has reduced overall staffing by 71% and corresponding salaries by 63%.  The Company has retained only a core staff of personnel to ensure continuity and the capacity to restart the projects in Missouri which were shut-in during December 2008.

Additional capital will be required in the future to fund its capital and administrative costs. Additional capital may be in the form of equity, debt, sale of property, joint venture farmouts or any combination thereof.

Cash and Financial Conditions

MegaWest had working capital of $2,545,652 as at January 31, 2009, compared to working capital of $4,135,672 as at April 30, 2008.  As at January 31, 2009, MegaWest had cash available of $3,263,235, of which $1,223,769 was restricted.  Restricted cash consists of deposits made to secure two letters of credit and certain state well bonds for oil and gas wells.  On March 17, 2009 the Company has had released $843,615 related to a gas contract with a gas supplier, $40,616 related to the plugging and abandonment obligation in Kentucky and $100,000 related to collateral on the corporate credit cards.

Cash used in operating activities for the three months ended January 31, 2009, totaled $2,102,891 on a $1,129,033 net loss for the period.

The Company currently has $2,031,392 of cash and cash equivalents available.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES - continued

Investing Activities

Cash used in investing activities was $2,832,660 for the three months ended January 31, 2009 (2008 - $6,892,143) and included cash capital expenditures of $1,352,121 incurred on the Company’s oil and gas assets as follows:

▪	$33,090 on the Chetopa project for operations;

▪	$716,815 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

▪	$37,055 in the Kentucky area for lease rentals, geological and geophysical activities;

▪	$19,330 for lease rentals and completing analysis of Texas drilling and testing results;

▪	$84,053 for lease acquisitions and geological and geophysical activities in the Montana area; and

▪	$461,778 for other expenditures on oil and gas and office equipment, including costs for the acquisition of four used steam generators.

Cash used in investing activities was $16,538,498 for the nine months ended January 31, 2009 (2008 - $14,678,415) and included cash capital expenditures of $16,088,764 incurred on the Company’s oil and gas assets as follows:

▪	$187,964 on the Chetopa project for operations;

▪	$9,847,942 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

▪	$2,188,565 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with the design, and procurement of long lead items for the first thermal oil project;

▪	$323,608 for completing analysis of Texas drilling and testing results;

▪	$1,367,174 for lease acquisitions and geological and geophysical activities in the Montana area; and

▪	$2,173,511 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Financing Activities

Cash received from financing activities was $14,967,372 for the nine months ended January 31, 2009 (2008 – $90,179), and relates to the cash proceeds of $14,839,887 from 26,750,000 common share private placement and $127,485 cash proceeds from options and warrants exercises.  Cash received from financing activities during the three months ended January 31, 2009 was $nil.

The Company did not have any debt obligations at January 31, 2009.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES - continued

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	March 25,	January 31,	April 30,
	2009	2009	2008

Common shares outstanding	133,244,472	133,244,472	95,131,666

Stock options (1)	10,229,500	10,229,500	9,650,000
Warrants
Private placement (2)	-	-	18,682,623
Incentive	-	-	12,575,000
Consulting	-	-	6,000,000
Acquisition	250,000	250,000	250,000
Unit rights	-	-	562,500
Convertible promissory notes	-	-	7,356,000
Total potential shares	143,723,972	143,723,972	150,207,789
Notes:

(1)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$1.00 per share, with expiry dates through to August, 2012 and with various vesting terms.

(2)
Represent warrants granted as partial consideration for the acquisition of the Teton and Loma prospects in Montana.  Each warrant is exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.

Contractual Obligations

The Company’s commitments and contractual obligations at January 31, 2009 consist of the following:

(a)  Contractual Obligations:

In Kentucky, the Company is obligated to spend U.S. $15,000,000 on the project by October 2009.  In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. As at January 31, 2009, the Company incurred $4.8 million towards this obligation.  The Company is currently evaluating its alternatives related to the Kentucky project which include re-negotiating its commitments under the existing agreement.

In Kansas, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.  As at January 31, 2009, no amount of net revenue interest has been earned.

(b)  Office and Equipment Leases:

The Company is committed to office rent, office operating costs and equipment leases over the upcoming fiscal years as follows:

2009	$145,057
2010	565,132
2011	545,132
2012	568,279
2013	578,450
Thereafter	197,615
Total	$2,599,665

(c)  Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the three and nine month periods ended January 31, 2009.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.  A director and the former Chief Financial Officer ("CFO") was affiliated with a company that provided MegaWest with administrative services.  For the three and nine month periods ended January 31, 2009, the Company paid $5,505 and $13,145 respectively, for these services (three months ended January 31, 2008 - $63,450, nine months ended January 31, 2008 – $232,574).  For the three and nine month periods ended January 2009 the Company paid $15,342 and $108,934, respectively  in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2008 and 2007.  We prepare our annual consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our financial statements are described our annual MD&A for the year ended April 30, 2008 and have not changed to date.

CHANGE IN ACCOUNTING POLICIES

On May 1, 2008, the Company adopted new Canadian accounting standards regarding financial instruments and capital disclosures.

(1)	Financial instruments

On May 1, 2008, the Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards did result in additional disclosures presented in note 14 to the interim financial statements.

(2)	Capital Disclosures

On May 1, 2008, the Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard did result in additional disclosures presented in note 15 to the interim financial statements.

(3)	New accounting pronouncements

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.

On May 1, 2011, the Company will be required to adopt International Financial Reporting Standards (“IFRS”).  MegaWest continues to monitor and evaluate the impact of convergence efforts to IFRS and the new policies on the Company’s financial results.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars.  The Company does not engage in the use of derivative financial instruments.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2008 includes an overview of certain business risks and uncertainties facing the Company.  Those risks remain in effect on January 31, 2009.  In addition, the following risks became prevalent during the quarter:

Oil Prices

The recent volatility and downward trending oil prices have required the Company to suspend steaming operations at its Missouri projects.  The Company requires improved oil prices in order for its Missouri projects to generate positive cash flows and economic returns.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

MegaWest Energy Corp.
Management Discussion and Analysis as of March 25, 2009
(in Canadian dollars unless otherwise indicated)

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - continued

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.